Atlas Copco Press Release from the Atlas Copco Group

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Report from Atlas Copco's Annual General Meeting 2006

Stockholm, Sweden, April 28, 2006: Atlas Copco's Annual General Meeting (AGM) was held yesterday in Stockholm, Sweden, under the chairmanship of Mr. Sune Carlsson, chairman of the Board of Directors.

The income statements and the balance sheets of the parent company and the Group were approved, together with the Board's proposal for distribution of the profit.

A dividend of SEK 4.25 per share was approved. May 3, 2006, was approved as the record date to be entitled to receive dividends. Dividends are estimated to be distributed by VPC AB (the Swedish Central Securities Depository) on May 8, 2006.

Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Bohman, Thomas Leysen, Ulla Litzén, Grace Reksten Skaugen, and Anders Ullberg were re-elected members of the Board.

Sune Carlsson was elected Chairman of the Board and Jacob Wallenberg Vice Chairman.

The Annual General Meeting resolved the Board of Directors' fee for 2006 as follows: A fixed amount of KSEK 3 850 will be distributed with KSEK 1 350 to the Chairman of the Board, KSEK 500 to the Vice Chairman, and KSEK 400 each to the other Board members. The fee for work in the committees totals KSEK 600, and will be divided in accordance with a Board decision. A prerequisite for receiving a fee is that the Board member is elected by the Annual General Meeting, and not employed by the company.

The Annual General Meeting elected KPMG Bolins AB as auditor until the AGM 2010. Authorized Public Accountant Thomas Thiel will be the main responsible.

In accordance with the Board of Directors' proposal, the AGM decided about the principles for the remuneration and other employment conditions for the Group Management, and on a performance related personnel option program for 2006. The program can give maximum 220 key personnel in the Group the possibility to acquire maximum 1 600 000 Atlas Copco A-shares. The granting depends on the value growth of the Group, expressed as Economic Value Added (EVA) during 2006.

The Annual General Meeting decided to have a nomination committee consisting of the Chairman of the Board and a representative from each of the four largest shareholders in terms of voting rights. The members of the nomination committee will be announced latest six months prior to the Annual General Meeting 2007 and be based on the known

number of votes immediately before the publishing. The task of the Nomination Committee will be to submit proposals to the Annual General Meeting 2007 regarding the Chairman of the Annual General Meeting, of Board members, Chairman of the Board, Vice Chairman, and the Board's fee, as well as to fulfil all other tasks that according to the Swedish Code of Corporate Governance are allocated to the nomination committee.

In accordance with the proposal from the Board of Directors, the Annual General Meeting decided to change the Articles of Association for the purpose of deleting all references that were introduced at the AGM 2005 regarding the series C shares and redemption and in order to align the Articles of Association to the provisions of the new corporate law.

Further, the AGM decided in line with the proposal of the Board of Directors to approve a mandate, up to the next Annual General Meeting, for the repurchase of a maximum of 10% of the total number of shares issued by the Company over the OMX Stockholm Stock Exchange.

An inaugural Board meeting was held after the Annual General Meeting. Ulla Litzén (Chairman) and Sune Carlsson were re-elected to serve on the Audit Committee. Staffan Bohman was elected as new member of the Audit Committee. Sune Carlsson (Chairman) and Jacob Wallenberg were re-elected to serve on the Remuneration Committee. Anders Ullberg was elected as new member of the Remuneration Committee.

The speech to the shareholders by the President and CEO Gunnar Brock will be published on the Group's website: www.atlascopco-group.com/AGM, where also the minutes from the AGM will be published.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.